Exhibit 99.26

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Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 22, 2015 ( the “Meeting”)

This Form of Proxy is solicited by and on behalf of Management of Amaya Inc.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 pm, Eastern Time, on June 18, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

015BLB

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Appointment of Proxyholder

I/We, being holder(s) of Amaya Inc. hereby appoint: Mr. David Baazov, or failing him, Mr. Daniel Sebag	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Inc. to be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada on June 22, 2015 at 2:00 p.m. (Eastern Time), and at any adjournment or postponement thereof.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. David Baazov	☐	☐	02. Daniel Sebag	☐	☐	03. Gen. Wesley K. Clark	☐	☐
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04. Divyesh (Dave) Gadhia	☐	☐	05. Harlan Goodson	☐	☐	06. Dr. Aubrey Zidenberg	☐	☐
							For	Withhold

2. Appointment of Auditors

Appointment of Deloitte LLP, Chartered Accountants as the auditor of Amaya Inc., until the close of the next annual meeting of shareholders and to authorize the directors to fix its remuneration.							☐	☐
							For	Against

3. Approval of New Equity Incentive Plan and Stock Option Plan Amendment

Approving an ordinary resolution, the full text of which is reproduced in Schedule “B” to the accompanying management information circular of Amaya Inc. (the “Information Circular”), ratifying the adoption of a new equity incentive plan of Amaya Inc. in the form set out at Schedule “D” of the Information Circular and amending the terms of the current stock option plan of Amaya Inc. (the “Stock Option Plan”) to limit the number of shares issuable thereunder to the number of options currently outstanding thereunder.

							☐	☐
							For	Against

4. Approval of Stock Option Plan Amendment

Approving an ordinary resolution of disinterested shareholders, the full text of which is reproduced in Schedule “E” to the Information Circular, approving amendments to the Stock Option Plan to extend the expiry date of certain options granted thereunder.							☐	☐
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	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.		MM/DD/YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next shareholders meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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015BMD